Exhibit 3.1

AMENDED AND RESTATED BYLAWS

OF

JANUS CAPITAL GROUP INC.

As amended and restated as of October 21, 2008

ARTICLE I

Offices

Section 1. <u>Registered Office</u>. The registered office of the Corporation in the State of Delaware shall be at such location within the State of Delaware as shall from time to time be determined by the Board of Directors.

Section 2. <u>Other Offices</u>. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

Stockholders

Section 1. <u>Place of Meetings</u>. All meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. <u>Annual Meetings</u>. The annual meeting of stockholders ("annual meeting") shall be held on such day of such month of each year (other than a Saturday, Sunday or holiday) as shall be determined by the Board of Directors or, if the Board shall fail to act, by the Chief Executive Officer. At the annual meeting the stockholders, voting as provided in the Certificate of Incorporation, shall elect directors and transact such other business as may be properly brought before the meeting.

Section 3. <u>Advance Notice of Stockholder Proposed Business</u>. At an annual meeting, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be either (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors or (iii) otherwise properly brought before the meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder (other than the nomination of a person for election as a director, which is governed by Section 2 of Article III of these Bylaws), the stockholder intending to propose the business (the "Proponent") must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a Proponent's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the Proponent in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs (For purposes of these Bylaws, public disclosure shall be deemed to include a disclosure made in a press release reported by the Dow Jones News Services, Associated Press or a comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). In no event shall any adjournment or postponement of an annual meeting commence a new time period for the giving of a Proponent's notice as described above. A Proponent's notice to the Secretary shall set forth as to each matter the Proponent proposes to bring before the annual meeting; (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (b) the name and address of the Proponent, and of any holder of record of the Proponent's shares as they appear on the Corporation's books; (c) the class and number of shares of the Corporation which are owned by the Proponent (beneficially and of record) and owned by any holder of record of the Proponent's shares, as of the date of the Proponent's notice, and a representation that the Proponent will notify the Corporation in writing of the class and number of such shares owned of record and beneficially as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed; (d) any material interest of the Proponent in such business; (e) a description of any agreement, arrangement or understanding with respect to such business between or among the Proponent and any of its affiliates or associates, and any others (including their names) acting in concert with any of the foregoing, and a representation that the Proponent will notify the Corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed; (f) a description of any agreement, arrangement or understanding (including, without limitation, any derivative or short positions, profit interests, options, hedging transactions, convertible securities, warrants, stock appreciation rights, and borrowed or loaned shares), whether or not settled in any class of or series of stock of the Corporation or otherwise, that has been entered into as of the date of the Proponent's notice by, or on behalf of, the Proponent or any of its affiliates or associates, the direct or indirect effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Proponent or any of its affiliates or associates with respect to shares of the Corporation (collectively, "Derivative Instruments") (including, without limitation, any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by an entity in which such Proponent is a partner, shareholder or other owner and any performance-related fees that such Proponent is entitled to based on any increase or decrease in the value of shares of stock of the Corporation or Derivative Instruments), and a representation that the Proponent will notify the Corporation in writing of any such Derivative Instruments in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed; (g) a representation that the Proponent is a holder of record or beneficial owner of shares of the Corporation entitled to vote at the annual meeting and intends to appear in person or by proxy at the meeting to propose such business; and (h) a representation whether the

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Proponent intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding shares required to approve the proposal and/or otherwise to solicit proxies from stockholders in support of the proposal.

Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Section 3 of Article II or, in the case of the nomination of a person for election as a director, Section 2 of Article III; provided, however, that nothing in this Section 3 of Article II shall be deemed to preclude discussion by any stockholder of any business properly brought before the annual meeting in accordance with such procedures. Unless otherwise required by law, if a Proponent intending to propose business at an annual meeting pursuant to Section 3 of this Article II does not provide the information required under subparagraphs (c), (e) and (f) of the preceding paragraph to the Corporation promptly following the later of the record date or the date notice of the record date is first publicly disclosed, or the Proponent (or a qualified representative of the Proponent) does not appear at the meeting to present the proposed business, such business shall not be transacted, notwithstanding that proxies in respect of such business may have been received by the Corporation. The Chairman of the annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of Section 3 of this Article II, and if the Chairman of the annual meeting should so determine, the Chairman of the annual meeting shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. The requirements of Section 3 of this Article II shall apply to any business to be brought before an annual meeting by a stockholder (other than the nomination of a person for election as a director, which is governed by Section 2 of Article III of these Bylaws) whether such business is to be included in the Corporation's proxy statement pursuant to Rule 14a-8 of the Exchange Act or presented to stockholders by means of an independently financed proxy solicitation. The requirements of Section 3 of this Article II are included to provide the Corporation notice of a stockholder's intention to bring business before an annual meeting and shall in no event be construed as imposing upon any stockholder the requirement to seek approval from the Corporation as a condition precedent to bringing any such business before an annual meeting. Nothing in these Bylaws shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to, and in accordance with, Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock of the Corporation if and only to the extent provided for under law, the Certificate of Incorporation or these Bylaws.

Section 4.   Notices of Annual Meetings. Written notice of each annual meeting of stockholders stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy, except that such notice shall be required for any stockholder who shall attend such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened. Except as otherwise required by law, notice of any meeting of stockholders following an adjournment shall not be required to be given if the time and place thereof are announced at the meeting which is adjourned.

Section 5.   Voting Lists. The officer who has charge of the stock ledger of the Corporation shall prepare and make or cause to be prepared and made through a transfer agent appointed by the Board of Directors, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 6.   Special Meetings. Special meetings of the stockholders, for any purpose or purposes, may be called only in accordance with the Certificate of Incorporation of the Corporation.

Section 7.   Quorum. The holders of a majority of the stock issued and outstanding which are entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, by the Certificate of Incorporation or by these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

When a quorum is present at any meeting, unless otherwise required by law, the Certificate of Incorporation or these Bylaws or permitted by the rules of any stock exchange on which the Corporation's shares are listed for trading, any question brought before any meeting of the stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the Corporation's capital stock represented at the meeting and entitled to vote on such question, voting as a single class.

Section 8.   Voting of Shares. The holders of Common Stock shall have such voting rights as are provided in the Certificate of Incorporation. The holders of Preferred Stock shall have such voting rights as may be provided in applicable Certificates of Designation.

Section 9.   Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize, either in writing or by electronic transmission, another person or persons to act for him or her by proxy, but no proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Section 10.   Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by

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Section 5 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 11. <u>Conduct of Meeting</u>. The Chairman of the Board, or, if none or in his or her absence, the Chief Executive Officer or one of the Executive or Senior Vice Presidents, shall call meetings of the stockholders to order and act as Chairman of such meeting. In the absence of all these officers, the Board of Directors may appoint a Chairman of the meeting. The Secretary of the Corporation, or in his or her absence, an Assistant Secretary, if any, or, in the absence of both the Secretary and Assistant Secretaries, any person whom the Chairman shall appoint, shall act as secretary of the meeting of the stockholders. The conduct of any meeting of the stockholders shall be governed by such rules, regulations and procedures as the Chairman of the meeting, in his or her sole and exclusive discretion shall determine.

Section 12. <u>Inspectors of Election</u>. For each meeting of stockholders there shall be appointed by the Board of Directors or by the Chairman of the meeting three (3) inspectors of election. If any inspector shall fail or be unable to serve as inspector or for any reason be unable to complete his or her duties, an alternate inspector shall be appointed by the Board of Directors or the Chairman of the meeting. The inspectors of election shall examine and canvass the proxies and ballots, and make and submit a signed report of the votes cast at the meeting, which shall be entered at large upon the records.

Section 13. <u>Inspectors' Oath</u>. An inspector, before he enters into the duties of his or her office, shall take and subscribe an oath substantially in the following form before any officer authorized by law to administer oaths:

"I do solemnly swear that I will execute the duties of an inspector of the election now to be held with strict impartiality and according to the best of my ability."

ARTICLE III

Directors

Section 1. <u>Number, Tenure and Qualifications</u>. The number of directors which shall constitute the whole board shall be as set forth in the Certificate of Incorporation. Directors need not be stockholders.

The Board of Directors shall be divided into three classes as nearly equal in number as reasonably possible. At each annual meeting of stockholders, successors to directors of the class whose terms then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting of stockholders. If the number of directors is changed, any newly created directorships or any decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as possible. Any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of the class.

Except as provided in Section 3 of this Article, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if, as of the date that is fourteen (14) days

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in advance of the date that the Corporation files with the Securities and Exchange Commission its definitive proxy statement for the relevant meeting of stockholders (regardless of whether or not thereafter revised, amended or supplemented), the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors (and in such case stockholders shall not be permitted to vote "against" a nominee). For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. If a director does not receive a majority of the votes cast, the director shall offer to tender his or her resignation to the Board of Directors. The Nominating and Corporate Governance Committee will make a recommendation to the Board of Directors on whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board of Directors' decision.

Section 2.   Nomination of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors at an annual meeting of stockholders. Nominations of persons for election to the Board of Directors may be made at an annual meeting of stockholders by the Board of Directors or by any nominating committee or person appointed by the Board of Directors or by any stockholder of the Corporation entitled to vote for the election of directors at the annual meeting who complies with the notice procedures set forth in this Section 2. Nominations by stockholders shall be made pursuant to timely written notice to the Secretary of the Corporation. To be timely, such notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. In no event shall any adjournment or postponement of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. The written notice of the stockholder intending to make the nomination (the "Nomination Proponent") shall set forth: (i) the name, age, business address and residence address of each nominee proposed in such notice; (ii) the principal occupation or employment of each such nominee; (iii) the number of shares of capital stock of the Corporation which are owned of record and beneficially by each such nominee; (iv) a statement whether each such nominee, if elected, intends to tender, promptly following such person's failure to receive the required vote for election or reelection at the next meeting at which such person would face election or reelection, an irrevocable resignation effective upon acceptance of such resignation by the Board of Directors as required by Section 1 of this Article III; (v) with respect to each nominee for election or reelection to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by Section 2 of this Article III; (vi) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed, under

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the rules of the Securities and Exchange Commission; and (vii) as to the Nomination Proponent (a) the name and address of the Nomination Proponent, and of any holder of record of the Nomination Proponent's shares as they appear on the Corporation's books, (b) the class and number of shares of the Corporation which are owned by the Nomination Proponent (beneficially and of record) and owned by any holder of record of the Nomination Proponent's shares, as of the date of the Nomination Proponent's notice, and a representation that the Nomination Proponent will notify the Corporation in writing of the class and number of such shares owned of record and beneficially as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (c) a description of any agreement, arrangement or understanding with respect to such nomination between or among the Nomination Proponent and any of its affiliates or associates, and any others (including their names) acting in concert with any of the foregoing, and a representation that the Nomination Proponent will notify the Corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (d) a description of any Derivative Instruments that has been entered into as of the date of the Nomination Proponent's notice by, or on behalf of, the Nomination Proponent or any of its affiliates or associates (including, without limitation, any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by an entity in which such Nomination Proponent is a partner, shareholder or other owner and any performance-related fees that such Nomination Proponent is entitled to based on any increase or decrease in the value of shares of stock of the Corporation or Derivative Instruments), and a representation that the Nomination Proponent will notify the Corporation in writing of any such Derivative Instruments in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed, (e) a representation that the Nomination Proponent is a holder of record or beneficial owner of shares of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, and (f) a representation whether the Nomination Proponent intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve the nomination and/or otherwise to solicit proxies from stockholders in support of the nomination. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

If the Chairman of the meeting determines that a nomination of any candidate for election as a director was not made in accordance with the applicable provisions of these Bylaws, such nomination shall be void. Notwithstanding anything in these Bylaws to the contrary, unless otherwise required by law, if a Nomination Proponent intending to make a nomination at an annual meeting pursuant to Section 2 of this Article III does not provide the information required under clauses (b) through (d) of subparagraph (vii) of the preceding paragraph to the Corporation promptly following the later of the record date or the date notice of the record date is first publicly disclosed, or the Nomination Proponent (or a qualified representative of the Nomination Proponent) does not appear at the meeting to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 2 of this Article III) to the Secretary of the Corporation at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (i) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (B) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law; (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein; and (iii) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with, applicable law and all applicable publicly disclosed corporate governance, conflict of interest, corporate opportunities, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

Section 3.   Newly Created Directorships and Vacancies. Newly created directorships and vacancies which shall occur in the Board of Directors because of death, resignation, disqualification, any increase in the number of directors or any other cause, may be filled by a majority of the directors then in office, though less than a quorum, pursuant to Section 223 of the General Corporation Law of Delaware and the Corporation's Certificate of Incorporation. Such directors may, by resolution, eliminate any vacant directorship thereby reducing the size of the whole Board of Directors but in no event shall the size of the Board of Directors be reduced to less than three directors. No decrease in the Board of Directors shall shorten the term of any incumbent directors.

Section 4.   General Powers. The business of the Corporation shall be managed under the direction of its Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 5.   Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 6.   Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

Section 7.   Special Meetings. Special meetings of the Board of Directors may be called at the request of the Chairman of the Board, the Chief Executive Officer, or any three members of the Board of Directors. Notice of the time and place of such meeting shall be given to each director by mail not less than three (3) days before the meeting or personally, by courier, telephone, facsimile, telecopy or by other electronic means to each director not less than twelve (12) hours before such meeting.

Section 8.   Quorum. At all meetings of the Board of Directors a majority of the directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the Certificate of Incorporation or by these Bylaws or the rules and regulations of any securities exchange on which the Corporation's securities are listed for trading. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9.   Organization. At each meeting of the Board of Directors, the Chairman of the Board, or in his or her absence, the Chief Executive Officer of the Corporation, or in his or her absence, a Vice Chairman, or in the absence of all of said officers, a Chairman chosen by a majority of the directors present, shall preside. The Secretary of the Corporation, or in his or her absence, an Assistant Secretary, if any, or, in the absence of both the Secretary and Assistant Secretaries, any person whom the Chairman shall appoint, shall act as secretary of the meeting.

Section 10.   Informal Action by Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 11.   Participation by Conference Telephone. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

Section 12.   Compensation. The directors may receive reasonable fees to be determined from time to time by the Board of Directors for services actually performed in attending meetings and for other services actually performed and the expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board of Directors. A director who is, at the same time, an officer or employee of the Corporation or an officer or employee of a subsidiary or affiliate more than 50% owned by the Corporation, shall not be entitled to receive any compensation or fee for service as a director or as a member of any committee of the Board of Directors.

ARTICLE IV

Committees

Section 1.   Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each member of a committee must meet the requirements for membership, if any, imposed by applicable law and the rules and regulations of any securities exchange on which the securities of the Corporation are listed for trading. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. Subject to the rules and regulations of any securities exchange on which the securities of the Corporation are listed for trading, in the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another qualified member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required. Notwithstanding anything to the contrary contained in this Article IV, the resolution of the Board of Directors establishing any committee of the Board of Directors and/or the charter of any such committee may establish requirements or procedures relating to the governance and/or operation of such committee that are different from, or in addition to, those set forth in these Bylaws and, to the extent that there is any inconsistency between these Bylaws and any such resolution or charter, the terms of such resolution or charter shall be controlling. Subject to the provisions of Section 12 of Article III of these Bylaws, each member of any Committee may receive a reasonable fee to be fixed by the Board of Directors for services actually performed in attending meetings, and for other services actually performed, and shall receive expenses of attendance, if any are actually incurred by member for attendance at any meeting of the Committee.

Section 2.   Subcommittees. A Committee may appoint such subcommittees as it shall deem necessary.

Section 3.   Vacancies. Any vacancy in a Committee shall be filled by a majority of the whole Board of Directors.

ARTICLE V

Notices

Section 1.   Written Notice. Whenever, under the provisions of the statutes or of the Certificate of Incorporation or of these Bylaws, notice is required to be given to any director or stockholder, such notice shall be in writing and shall be given in person or by mail to such director or stockholder, except that notice to directors may also be given personally by courier, telephone, facsimile, telecopy or by other electronic means. If mailed, notice shall be addressed to such director or stockholder at his or her address as it appears on the records of the Corporation, with postage thereon prepaid, and shall be deemed to be given at the time when the same shall be deposited in the United States mail.

Section 2.	Waiver of Notice. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE VI

Officers

Section 1.	Number. The officers of the Corporation shall be chosen by the Board of Directors and shall include a Chief Executive Officer, a Treasurer and a Secretary. The Board of Directors, in its discretion, may also choose a Chairman of the Board and one or more Vice Chairmen of the Board from among their members, one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more additional Vice Presidents, and one or more Assistant Treasurers and Assistant Secretaries. The Board of Directors may also elect a Chief Financial Officer and a Chief Operating Officer. The Board of Directors may appoint such other officers and agents as it shall deem desirable who shall hold their offices for such terms and shall exercise such powers and responsibilities and perform such duties as shall be specified and from time to time modified or changed by the Board of Directors. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these Bylaws otherwise provide. The officers of the Corporation need not be stockholders of the Corporation.

Section 2.	Election and Term of Office. The Board of Directors at its first meeting after each annual meeting of stockholders shall elect the officers of the Corporation. The officers of the Corporation shall hold office until their successors shall have been duly elected or appointed and qualified, or until they shall become disabled, die, retire, resign or be removed.

Section 3.	Removal. Any officer or agent elected or appointed by the Board of Directors may be removed, with or without cause, at any time by the affirmative vote of a majority of the Board of Directors present at any meeting or by any committee or superior officer upon whom such power of removal may be conferred by the Board of Directors. All officers and employees not appointed by the Board of Directors shall hold their offices at the discretion of the Executive Committee or of the officer appointing them.

Section 4.	Vacancies. The Board of Directors shall, as soon as practicable, fill any vacancy in the office of Chief Executive Officer. Any vacancy in any other office may be filled temporarily by the Chairman of the Board, or Chief Executive Officer. In case of temporary incapacity or absence of any of the officers, the Chairman of the Board, or the Chief Executive Officer, may make an appointment pro tem and confer on such appointee full power and authority to act in place of any of said officers or appointees so temporarily incapacitated or absent; but such appointment shall be subject to change by the Board of Directors or by the Executive Committee at any regular or special meeting.

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Section 5.   Resignations. Any officer may resign at any time by giving written notice to the Corporation. Such resignation shall take effect at the date of the receipt of such notice, or at any later time specified therein and, unless otherwise provided therein, the acceptance of such resignation shall not be necessary to make it effective.

CHAIRMAN OF THE BOARD

Section 6.   Duties. The Chairman of the Board, if one is elected, shall preside, if present, at all meetings of the Board of Directors. The Chairman of the Board shall also perform such other duties and he or she may exercise such other powers as from time to time may be prescribed by these Bylaws or by the Board of Directors. In his or her absence, the Chief Executive Officer shall discharge the duties of the Chairman of the Board.

VICE CHAIRMEN OF THE BOARD

Section 7.   Duties. The Vice Chairmen of the Board, if any, shall perform such duties and may exercise such powers as from time to time may be prescribed by the Board of Directors.

CHAIRMAN OF THE EXECUTIVE COMMITTEE

Section 8.   Duties. The Chairman of the Executive Committee shall preside at all meetings of the Executive Committee. In the absence of the Chairman of the Executive Committee, his or her duties shall be discharged by the Chief Executive Officer.

CHIEF EXECUTIVE OFFICER

Section 9.   General Powers and Duties. The Chief Executive Officer shall have the general care, supervision and control of the Corporation's business and operations. The Chief Executive Officer shall have such other powers and perform such other duties as the Board of Directors may from time to time prescribe and shall perform such other duties as are incidental to the office of Chief Executive Officer. In the event there is no Chairman of the Board or in the absence or incapacity of the Chairman of the Board, he shall preside at all meetings of the Board of Directors and stockholders.

Section 10.   Appointments. Except as otherwise provided by statute, the Certificate of Incorporation, or these Bylaws, the Chief Executive Officer may employ such persons as he shall deem necessary for the proper management of the business and property of the Corporation.

PRESIDENT AND VICE PRESIDENTS

Section 11.   Powers and Duties. The President and Vice Presidents shall have such designations or titles and powers and perform such duties as shall from time to time be conferred and prescribed by the Board of Directors, the Chairman of the Board or the Chief Executive Officer.

SECRETARY

Section 12.   Duties. The Secretary, or, in his or her absence, an Assistant Secretary, shall attend all meetings of the stockholders, of the Board of Directors and of the Committees of the Board of Directors.

Section 13.   Notice of Meetings. The Secretary, or any Assistant Secretary, shall give due notice of all meetings of the stockholders and of the Board of Directors and of the Executive Committee, where such notice is required by law, by the Certificate of Incorporation, by these Bylaws, by the Board of Directors or by the Executive Committee.

Section 14.   Custody of Seal. The Secretary shall be custodian of the seal of the Corporation, of its records, and of such papers and documents as may be committed to his or her care by the Board of Directors or of the Executive Committee. He shall have power to affix the seal of the Corporation to instruments to which the same is authorized to be affixed by the Board of Directors or by the Executive Committee, and shall have power to attest the same. He shall perform such other duties as may be assigned to him by the Chairman of the Board (if any), the Chief Executive Officer, the Board of Directors or the Executive Committee, or as may be prescribed in the rules or regulations to be adopted by the Board of Directors.

Section 15.   Duties of Assistant Secretaries. The Assistant Secretary or Secretaries shall perform the duties of the Secretary in his or her absence and such duties as may be assigned to him or them by the Board of Directors, the Executive Committee, the Chairman of the Board, or the Chief Executive Officer, or as may be prescribed in the rules or regulations to be adopted by the Board of Directors or the Executive Committee; and, he or they shall have the power to affix the corporate seal to instruments and to attest the same and to sign the certificates of stock of the Corporation.

OTHER OFFICERS

Section 16.   Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Chief Executive Officer or the Board of Directors. The Board of Directors may delegate to any officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

Section 17.   Other Positions. The Chief Executive Officer may authorize the use of titles, including the titles of chairman, Chief Executive Officer and vice president, by individuals who hold management positions with the business groups, divisions or other operational units of the Corporation, but who are not and shall not be deemed officers of the Corporation. Individuals in such positions shall hold such titles at the discretion of the appointing officer, who shall be the Chief Executive Officer or any officer to whom the Chief Executive Officer delegates such appointing authority, and shall have such powers and perform such duties as such appointing officer may from time to time determine.

ARTICLE VII

Certificates Of Stock and Their Transfer

Section 1.   Shares of Stock. The shares of capital stock of the Corporation shall be represented by a certificate, unless and until the Board of Directors of the Corporation adopts a resolution permitting shares to be uncertificated. Notwithstanding the adoption of any such resolution providing for uncertificated shares, every holder of capital stock of the Corporation theretofore represented by certificates and, upon request, every holder of uncertificated shares, shall be entitled to have a certificate for shares of capital stock of the Corporation signed by, or in the name of the Corporation by, (a) the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or any Executive Vice President, and (b) the Chief Financial Officer, the Treasurer, the Secretary or an Assistant Secretary, certifying the number of shares owned by such stockholder in the Corporation.

Section 2.   Lost Certificates. The Board of Directors may direct a new certificate or uncertificated shares be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issuance of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or such owner's legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate or uncertificated shares.

Section 3.   Transfers. Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation, and in the case of certificated shares of stock, only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, properly endorsed for transfer and payment of all necessary transfer taxes; or, in the case of uncertificated shares of stock, upon receipt of proper transfer instructions from the registered holder of the shares or by such person's attorney lawfully constituted in writing, and upon payment of all necessary transfer taxes and compliance with appropriate procedures for transferring shares in uncertificated form; provided, however, that such surrender and endorsement, compliance or payment of taxes shall not be required in any case in which the officers of the Corporation shall determine to waive such requirement. With respect to certificated shares of stock, every certificate exchanged, returned or surrendered to the Corporation shall be marked "Cancelled," with the date of cancellation, by the Secretary or Assistant Secretary of the Corporation or the transfer agent thereof. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 4.   Transfer and Registry Agents. The Corporation may maintain a transfer office or agency where its stock shall be directly transferable and a registry office, which may be identical with the transfer or agency, where its stock shall be registered; and the Corporation may, from time to time, maintain one or more other transfer offices or agencies, and registry

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offices; and the Board of Directors may from time to time, define the duties of such transfer agents and registrars and make such rules and regulations as it may deem expedient, not inconsistent with these Bylaws, concerning the issue, transfer and registration of certificates for shares of the capital stock of the Corporation.

Section 5. Closing of Transfer Books; Record Date. The Board of Directors may close the stock transfer books of the Corporation for a period of not more than sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders or the date for payment of any dividend or the date for the allotment of rights or the date when any change or conversion or exchange of capital stock shall go into effect. In lieu of closing the stock transfer books as aforesaid, the Board of Directors may fix in advance a date, not more than sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock and, in such case, such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting and any postponement and adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournments or postponement of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned or postponed meeting.

Section 6. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

Amendments and General Provisions

Section 1. Amendments. These Bylaws may only be altered, amended or repealed in accordance with the Corporation's Certificate of Incorporation.

Section 2. Proxies. Unless otherwise provided by resolution of the Board of Directors, the Chief Executive Officer or any Vice President, from time to time in the name and on behalf of the Corporation may: (i) himself cast the votes which the Corporation may be entitled to cast as a stockholder or otherwise in any other corporation any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporations or consent in writing to any action by such other corporation; (ii) appoint an attorney or attorneys, agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as a stockholder or otherwise in any other corporation any of whose stock or other securities may

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be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporations or to consent in writing to any action by such other corporation, may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent and may execute or cause to be executed in the name or on behalf of the Corporation and under its corporate seal all such written proxies or other instruments as may be necessary or proper to evidence the appointment of such attorneys and agents.

      Section 3.   <u>Fiscal Year</u>. The fiscal year of the Corporation shall end on the last day of December in each year.